1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103-2921                                    & Bockius LLP
Tel.: 215.963.5000                                             Counselors at Law
Fax: 215.963.5001



David W. Freese
215.963.5862
dfreese@morganlewis.com



September 5, 2014
James O'Connor, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re: The Advisors' Inner Circle Fund (the "Registrant")(File Nos. 033-42484 and 811-06400)
        ------------------------------------------------------------------------

Dear Mr. O'Connor:

We are writing to respond to the oral comments we received from you on August 25, 2014 and August 26, 2014 regarding the Registrant's preliminary proxy statement on Schedule 14A and accompanying letter to shareholders, notice and form of proxy cards (together, the "Proxy Materials"), which were filed with the U.S. Securities and Exchange Commission ("SEC") on behalf of the Cornerstone Advisors Public Alternatives Fund (the "Fund"), a series of the Registrant, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), on August 15, 2014. The following summarizes the SEC staff's comments and provides our responses to these comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Proxy Materials. Requested changes have been made throughout the Proxy Materials where applicable.

1. COMMENT. Towards the beginning of the Proxy Materials, please describe how shareholders of the Fund may establish their identity as shareholders if they attend the Meeting in person.

     RESPONSE. The requested change has been made.

2. COMMENT. Please consider re-titling the Proposal to read: "To approve a new investment sub-advisory agreement between Numeric Investors LLC ("Numeric") and Cornerstone Advisors, Inc."

     RESPONSE. The requested change has been made.

3.   COMMENT. Please disclose the members of Cornerstone's Proxy Committee.

     RESPONSE. The requested change has been made.

4. COMMENT. Under the "Current and Proposed Fee Arrangement" heading, please state whether the sale of underlying mutual fund shares currently held by the Fund is expected to trigger material capital gains distributions to shareholders. If such capital gains are expected to be material, please provide a per share estimate of capital gains expenses, assuming the highest marginal tax rate, that may result in connection with the sale of such shares.

     RESPONSE. Any capital gains that may result from the sale of underlying mutual fund shares held by the Fund could be offset by future capital losses or from existing capital loss carry-forwards, if any, held by the Fund. Therefore, the amount of capital gains, if any, that would result cannot be determined with reasonable certainty at this time. Therefore, the Registrant respectfully declines to make the requested change. However, the Registrant notes that disclosure under the "Current and Proposed Fee Arrangement" heading currently notifies shareholders that "[t]he transitioning of the Allocable Portion may result in capital gains distributions to shareholders, and such distributions may be material."

5. COMMENT. In the third sentence of the first paragraph under the "Actual and Pro Forma Expense Table" sub-heading, please replace the clause "to which the Fund does not" with the clause "to which the Fund pays a management fee indirectly."

     RESPONSE. The requested change has been made.

6. COMMENT. Please add a new last sentence to the first paragraph under the "Change in Control of Numeric" sub-heading that discloses that if the Closing does not occur before the Meeting, then an assignment of the Numeric Sub-Advisory Agreement will result when the Closing occurs, and shareholders will be required to approve a new investment sub-advisory agreement between Cornerstone and Numeric.

     RESPONSE. The Board approved the Numeric Sub-Advisory Agreement to become effective on the later of the Closing or shareholder approval of the Proposal. Therefore, if the Closing does not occur before the Meeting, no assignment will occur because the Numeric Sub-Advisory Agreement will not become effective until the Closing. The Registrant has provided updated disclosure regarding these circumstances in a new paragraph under the heading "Board Considerations in Approving the Numeric Sub-Advisory Agreement" and in additional disclosure under the sub-headings "Change in Control of Numeric" and "Conclusions" in the Proxy Materials.

7. COMMENT. Please disclose toward the beginning of the Proxy Materials that the Fund will bear all expenses associated with soliciting the votes of shareholders.

     RESPONSE. The requested change has been made.

8. COMMENT. Please indicate in the discussion under the "Board Considerations in Approving the Numeric Sub-Advisory Agreement" whether the Board relied upon comparisons of the services to be rendered and the amounts to be paid under the Numeric Sub-Advisory Agreement with those under other investment advisory contracts, such as contracts of the same and other investment advisers with other registered investment companies or other types of clients (e.g., pension funds and other institutional investors). If the Board relied upon such comparisons, describe the comparisons that were relied on and how they assisted the Board in determining to recommend that the shareholders approve the Numeric Sub-Advisory Agreement.

     RESPONSE. The requested change has been made.

9. COMMENT. Please provide data where indicated by the placeholders under the "Voting Authority of Cornerstone" and "Differences between Current Fund Fees and Expenses and Fund Fees and Expenses if the Proposal is Approved" heading.

     RESPONSE. The requested data has been provided.

10. COMMENT. Since greater than a 1940 Act Majority of Fund shareholders have granted Cornerstone the authority to vote Fund proxies on their behalf, and Cornerstone has determined that it is not a conflict of interest to vote such proxies, will the Registrant distribute the Proxy Materials to Fund shareholders who have not granted Cornerstone authority to vote proxies on their behalf?

     RESPONSE. The Registrant confirms that Proxy Materials will be distributed to all shareholders of the Fund who have not granted Cornerstone authority to vote proxies on their behalf.

I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its proxy materials; (ii) SEC staff comments or changes to disclosure in response to staff comments in the proxy materials reviewed by the staff do not foreclose the SEC from taking any action with respect to the proxy materials; and (iii) if, to the Registrant's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any additional questions or comments, please do not hesitate to contact me at 215.963.5862.


Sincerely,

/s/ David W. Freese
-------------------
David W. Freese